June 28, 2013

Via E-mail
Brian Storms, CEO
Liquid Holdings Group, LLC
800 Third Avenue, 39th Floor
New York, NY 10022

> **Re:** **Liquid Holdings Group, LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 19, 2013**
> **File No. 333-187859**

Dear Mr. Storms:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated June 17, 2013.

Registration Statement Facing Page

1.   We note that you have not yet complied with our request to provide the computation of your "public float," calculated in in accordance with paragraph (2) of the definition of "smaller reporting company" contained in Rule 405. Refer to your response to prior comment 6 in your correspondence dated April 11, 2013 and provide this information to confirm your belief that you are appropriately classified as a non-accelerated filer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share Based Compensation, page 69

2.   Disclose why the IPO price increased in comparison to the May 2013 valuations as outlined in your letter dated June 21, 2013. Describe the significant reasons and assumptions that account for the increase. In addition, your response notes events that have taken place since February 2013, however, you state in response to prior comment 3 that "there were no significant events during this period [February 2013 to May 2013] that would suggest a change in the stock value." Confirm that none of these events occurred before May 2013 or alternatively reconsider the estimated fair value used in that period.

<u>Financial Statements</u>

<u>Liquid Holdings Group, LLC and Subsidiaries</u>

<u>Notes to Combined Financial Statements</u>

<u>Note 3 – Fair Value Measurements Level 3 Fair Value Measurements Using Significant Unobservable Inputs, page F-21</u>

3.   We note your response to prior comment 5. With regard to your statement, "Although GMA's books and records provided evidence of cash disbursements for development and software expenses, <u>GMA was unable to provide evidence, such as invoices from consultants indicating the nature of their charges, to substantiate their recognition as either capitalized software costs or as research and development expenses</u>. Accordingly, in accordance with GAAP, these cash disbursements were recorded as capital distributions to GMA's members for all periods presented." Please address the following:

- Please identify the authoritative U.S. GAAP literature which permits, in these circumstances, such disbursements to be recorded as capital distributions to members,

- Tell us why GMA's financial statements does not present any capital distributions, and;

- Request your independent auditors to explain to us how the unavailability of evidence, such as invoices from consultants, impacted their ability to perform an audit in accordance with GAAS.

<u>Note 5 – Founders' Contributions, Business Combinations and Asset Acquisitions</u>

<u>LTI, LLC, page F-32</u>

4.   We continue to consider your response to prior comment 7 and have the following additional comments:

- Tell us why you believe that looking through to "outputs produced by the consolidated group of companies support the determination that LTI was a development stage company." In this regard, explain why you believe that a market participant would look to the consolidated group. Further, you reference investment rights within your response and your footnote disclosure, however, you have not assigned any value to such rights as part of your purchase price allocation. Please clarify the nature of these rights and indicate whether these are contractual.

- Revise your disclosure to provide a qualitative description of the factors that make up goodwill. We refer you to ASC 805-30-50-1(a). The fact that goodwill consists of the excess of the purchase price over the tangible assets of the business does not appear to provide a qualitative description.

- Please tell us how you determined the assumptions that a market participant would use, and what those assumptions would be, in pricing the acquired assets. That is, describe the factors that would incentivize a market participant to acquire the assets outlined on page F-33 for purposes of providing a return in the form of dividends, lower costs, or other economic benefits. Refer to ASC 820-10.

Exhibits

5.   It appears that the Use of Proceeds Agreement between LTI, LLC and Liquid Trading International, LLP, as amended and the LLC Operating Agreement of LTI, LLC, as amended, should be filed as exhibits pursuant to Item 601(b)(2) of Regulation S-K. Having reviewed these documents, we believe that a full understanding of the transactions undertaken in preparing for this offering, including but not limited to, the valuation of the company's units as January 10, 2012, would be facilitated by investor access to such documents. Please file each agreement, along with all amendments and restatements thereto, as exhibits or advise.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Glenn R. Pollner, Esq.
        Gibson, Dunn & Crutcher LLP